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                               SPECIAL COMMITTEE             DRAFT 7/28/98
                            STAR GAS PARTNERS, L.P.
                               REVISED PROPOSAL

     Subject to further due diligence, and assuming no material adverse changes in Star, Petro or market conditions, the Special Committee of Star proposes that an acquisition of Petro by Star contain the following:

     (A)  Star Partnership Agreement. Appropriate steps should be initiated to
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          amend the Star Partnership Agreements as of the closing date in order to include, as a minimum:

          (A-1) authorizing the creation of a new class of senior subordinated units, which shall be junior to all present and future common units;

          (A-2) subordinating the GP units in terms of their distribution rights to equal those of the subordinated units, which in turn shall be junior to all present and future common and senior subordinated units;

          (A-3) increasing the MQD and actual distribution to $2.30 per unit on an annualized basis;

          (A-4) prohibiting the payment of any distributions to senior subordinated, subordinated and GP units from anything but Adjusted Operating Surplus (i.e. what is "earned") over the latest twelve months after first paying the MQD per unit to the common unitholders for such period plus any cumulative common units arrearages from prior period(s); and

          (A-5)  an increase in the Operating Surplus basket equal to:

                    $6.0 million                  New common units
                    ------------
                    Common units                  issued in the
                    Outstanding as of             Refinancing
                    7/27/98                x      Transaction


     (B)  Definitive Transaction Agreement. A draft of the definitive
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          transaction agreement should be prepared by Petro for the Special
          Committee's careful consideration (and for future submission to the Board of Directors and common unitholders of Star and to the Board of Directors and shareholders of Petro for approval) setting forth at least the following steps:

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        (B-1)  At closing of the transaction, Star shall be obligated to deliver to Petro's common shareholders the following:

               (a)  2,809,000 new senior subordinated units of Star;

               (b) 537,000 subordinated units of Star; the balance must be delivered to Star free and clear for retirement;

               (c) GP units of Star equaling no greater than 2% of the total units outstanding at closing, and

               (d) special distribution rights limited to an aggregate of 909,000 senior subordinated units. A special distribution of 303,000 senior subordinated units will be granted to the senior subordinated, subordinated and GP unitholders each time Petro Accretion (to be subsequently defined) exceeds $0.50 per unit for the latest twelve months. The first test will be twelve months after the closing, and such tests will not be more often than once every twelve months. If the tests are not met within four years after the closing, then the right to earn the special distribution will lapse.

        (B-2) The closing shall be contingent upon the successful completion of the following (collectively, the "Refinancing Transaction"):

               (a) the issuance of no more than an aggregate of $140 million of new common and/or subordinated units, excluding any overallotment option of no greater than 15% associated with a common unit offering, with a gross spread of no greater than 5.0%; and

               (b) the issuance of no more than $120 million of new debt with a gross spread of no greater than 3.0%.

               The use of proceeds of the Refinancing Transaction shall be solely to refinance certain of the outstanding indebtedness assumed from Petro.

               Further, the cost of capital from the equity and debt raised in the Refinancing Transaction may not exceed $27.5 million on an annual basis. "The cost of capital from the equity and debt raised in the Refinancing Transaction on an annual basis" shall be calculated as follows: (A) the number of new units issued in (B-2)(a) multiplied by $2.30 per unit, plus (B) the amount of new debt issued in (B-2)(b) multiplied by the offering yield of such new debt.

        (B-3) Prior to the closing of the transaction, Petro shall represent, warrant and agree that:
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          (a)  Prior to the Refinancing Transaction, the sum of the pro forma principal amount of Petro debt which is restructured plus the redemption/repurchase price of all debt and preferred stock redeemed in the transaction (including the value of Petro stock issued in connection with the redemption option), less any cash balance in excess of such amounts required in (B-3) (b) below, shall be no greater than $331,367,000.

        (b) Petro shall have a minium cash balance of $500,000, a positive working capital balance, and a total stockholders' defict on its balance sheet on closing if no greater than Maximum Stockholders' Deficit (to be subsequently defined based on updated projections and anticipated closing dates).

        (c) Petro shall set up appropriate reserves and fund all of the following transactions costs: the gross spread on the issuance of the new debt referred to in (B-2) (b); financial advisory fees and fairness opinions for Petro and Star; legal, accounting and printing fees for Petro and Star; all exchange and solicitation fees related to the retirement or redemption of Petro's debt and preferred stock; all appraisals and environmental reports; all rating agencies and bank fees; and all other out-of-pocket costs and expenses associated with the transaction.

        (B-4) Prior to the closing of the transaction, Petro shall not declare or distribute any cash dividends to it common shareholders.